MFS® INVESTMENT MANAGEMENT

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

December 28, 2007

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

MFS® Series Trust XII (the “Trust”) (File Nos. 333-126328 and 811-21780) on behalf of MFS® Sector Rotational Fund (the “Fund”); Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended and (3) Regulation S-T, please find Post-Effective Amendment No. 8 to the Registration Statement of the Trust (the “Amendment”), marked to indicate all changes from Post-Effective Amendment No. 7 to the above-captioned Registration Statement, except in the case of the Prospectus and Statement of Additional Information (“SAIs”) of the Funds, which has not been marked.

This Amendment is being filed for the purpose of updating the Trust’s financial and other information and, in connection therewith, making certain other minor and conforming changes.

If you have any questions concerning the foregoing, please call the undersigned at (617) 954-4340 or Maeve Bresnahan at (617) 954-6914.

Very truly yours,

SUSAN A. PEREIRA
Susan A. Pereira
Senior Counsel

SAP/bjn

enclosures